The Company submits the following letter in responses to the SEC’s Comment letter dated December 16, 2022. The Company has amended and submitted a Form 1-A/A addressing the SEC’s comments as follows:

Comment 1

We note your amended disclosure in response to comment 1. Please revise to include a risk factor that describes the risks associated with shares offered by the company and your selling shareholder at the same time, including the fact that you may not raise the intended proceeds due to competing offers and sales.

The Company has added an additional risk factor to address comment 1 on page 13.

Comment 2

We note your disclosure regarding your arbitration with OTC Link LLC. Please describe in further detail the allegations against OTC Link LLC and how you arrived at the value of the damages sought

The Company has added the following language after the existing disclosure in the Company’s Legal Proceedings: Arbitration: Music Licensing Inc. vs. OTC Link LLC:

“The Company’s breach of contract claim alleges the following: the Company and OTC Link LLC had a contractual relationship. OTC Link LLC reviewed the Company’ proposed reverse merger, whereby Company would trade through OTC Link LLC under the symbol NUVG on the Pink sheets market. OTC Link LLC reviewed the proposed transaction, and financials for NUVG and Company. OTC Link LLC approved the reverse merger and allowed Company to begin trading in August. OTC Link LLC subsequently breached that agreement by removing Company from the Pink sheets market for reasons that existed prior to OTC Link LLC’s approval of Company for trading.

The Company’s negligence claim alleges the following:

OTC Link LLC had a duty to follow and abide by the rules and the guidelines of FINRA, SEC, and its own compliance manuals. These rules and guidelines establish the industry standard of care. For years OTC Link LLC carelessly permitted NUVG stock to trade on its platform with inadequate financials, albeit while OTC Link LLC listed NUVG as compliant. In addition, Company paid OTC Link LLC for listing approval months prior to OTC Link LLC’s unilateral removal of Company from the Pink sheet platform. OTC Link LLC was negligent in its approval of the proposed reverse merger. In addition, OTC Link LLC has been negligent in ignorantly listing NUVG as shell risk company despite countless evidence to the contrary. OTC Link LLC and its affiliates misconduct has caused foreseeable damages to the Company. OTC Link LLC’s breach constitutes gross negligence. OTC Link LLC’s breaches of its duties are the proximate cause of Company’ damages.

The Company’s negligent supervision claim alleges the following:

Securities laws impose a duty upon OTC Link LLC to properly and reasonably supervise its representatives according to the general and statutory standard of care. In addition OTC Link LLC by virtue of its superior knowledge, judgment, and skill in the financial markets owed Company a duty to properly and reasonably supervise its representatives who reviewed the proposed reverse merger. OTC Link LLC also failed in supervising employees that wrongfully listed NUVG as a shell risk company. Company suffered damages as a result of OTC Link LLC’s failure to supervise its employees.

The Company’s negligent misrepresentation claim alleges the following:

Securities laws impose a duty upon OTC Link LLC to only list securities for trading on the OTC markets that meet industry disclosure requirements. OTC Link LLC failed in this regard. NUVG was deficient in its audited financials for approximately 5 years, while OTC Link LLC allowed NUVG to trade. OTC Link LLC continuously represented to the market that NUVG’s financial filings were up to date. In addition, OTC Link LLC and its affiliates continue to list NUVG as a shell risk company despite evidence to the contrary. Company has suffered significant damages as a result of OTC Link LLC’s misconduct.

The Company has suffered damages principally as a result of a diminution of its valuation, among other ways.”

Comment 3

We note your amended disclosure in response to comment 3, including your statement that you cannot assign value to the purchase of 44,941,214 shares of Common Stock by Eric Horton of C&S Advisors Inc. from Talari Industries LLC and Harvest Fund LLC. Please explain in further detail why such valuation cannot be determined. We also note your statement regarding the Share Exchange Agreement between Nuvus Gro Corp. and Pro Music Rights that "[a]ssignment of value to this transaction cannot be determined at this time since this was a Share exchange transaction." Please explain in further detail why such valuation cannot be determined at this time. For example, please elaborate on why fair value, book value, or par value was not or could not be assigned to the shares in the transaction, and if no value can be assigned, how you determined the number of shares to issue or amount that was paid. Please also explain your statement on page 33 that "[t]he Shares being offered by Mr. Noch as a Selling Shareholder do not exceed the value he relinquished for such Shares" in light of the fact that you have not assigned a value to the shares exchanged in the Share Exchange Agreement. Additionally, please revise the risk factor that you added to page 13 to discuss the risks associated with interested parties involved on both sides of the transactions. Finally, elaborate upon your disclosure where you indicate that "all of the directors (Jake Noch, Vito Roppo, Paul Ring, Rodrigo Di Federico and James Chillemi) were involved in this transaction," to explain the manner in which they were "involved."

The Company has added the following language on page 17 regarding the transaction between Eric Horton of C&S Advisors Inc. from Talari Industries LLC and Harvest Fund LLC.

“The value of this transaction cannot be determined at this time because this transaction was executed under the direction of prior management and such information is not available to the Company’s current management”

The Company has added the following language regarding the valuation of the Share Exchange Agreement transaction:

“At the time of the exchange, Pro Music Rights, Inc. had authorized capital stock of 1,000,000,000 shares of Class A Common Stock, $0.00001 par value per share, of which 909,500,000 shares of Class A Common Stock were outstanding; and 500,000,000 shares of Class B Common Stock, $0.00001 par value per share, of which all 500,000,000 were outstanding; and 50,000,000 shares of preferred stock, $0.00001 par value per share, of which no shares were issued and outstanding.

Nuvus Gro Corp entered into a Share Exchange Agreement on August 15, 2022 with Pro Music Rights Inc., a corporation incorporated in the State of Delaware (“Pro Music” or “PMR”) and the shareholders of Pro Music (the “Pro Music Shareholders”), pursuant to which the Pro Music Shareholders exchanged 100% of their securities of Pro Music in consideration of 3,500,000,000 shares of common stock of the Company. The closing occurred on August 15, 2022 and, as a result, Pro Music became a wholly owned subsidiary of the Company.

Nuvus Gro Corp expects to account for the Share Exchange Agreement for accounting purposes as a recapitalization and reverse merger pursuant which the historical financial statements of Pro Music will become the historical financial statements of the registrant subsequent to the closing. The transaction is intended to constitute a tax-free reorganization under Section 351 of the Internal Revenue Code of 1986, as amended.

The market value of Nuvus Gro Corp shares at the time of the exchange was $0.11 per share. This represents a fair market value of $385,000,000 for the exchange transaction. The consideration exchanged in this transaction was shares of Pro Music Rights, Inc. were all 1,409,500,000 outstanding shares in Pro Music Rights (Class A and Class B, $0.00001 par value per share). No fair market value was assigned to Pro Music Rights shares at the time of the Transaction.

The number of shares offered through this exchange Transaction was arbitrarily determined and set by the previous CEO of NUVG, Sam Talari, prior to Jake Noch’s involvement with the Company.

The fair market value of the Shares at the time of the exchange Transaction was $0.11 per Share. The Offering price per Share for this Offering $0.03 per Share. Therefore, the Shares being offered by Mr. Noch as a Selling Shareholder do not exceed the value he relinquished for such Shares.”

The Company has added the following language on Pages 17 and 33:

“Jake Noch, Rodrigo Di Federico are the executive officers of Pro Music Rights, Inc. Jake Noch, James Chillemi, Rodrigo Di Federico, Vito Roppo, and Paul Ring are the Directors of Pro Music Rights, Inc. Jake Noch was also the CEO of Nuvus Gro at the time of the exchange Transaction. At all times prior to, during, and after the Transaction, each of the named individuals were made aware of the proposals, agreement, and exchanges as shareholders in Pro Music Rights. Corporate resolutions were executed alongside each trade by each company to gain approval and consent of the Transaction.”

“The fair market value of the Shares at the time of the exchange Transaction was $0.11 per Share. The Offering price per Share for this Offering $0.03 per Share. Therefore, the Shares being offered by Mr. Noch as a Selling Shareholder do not exceed the value he relinquished for such Shares”

The Company has added additional language to the Risk Factors on page 13 to address the comments discussing the risks associated with interested parties involved on both sides of the Transaction.

Comment 4

Please revise to include the voting securities beneficially owned by the directors, in addition to the voting securities beneficially owned by Jake Noch. Please refer to Part II. Item 12 of Form 1-A.

The Company has revised the disclosure to include the number and percentages of securities beneficially owned by all Directors and Officers.

Comment 5

We note your response to comment 5; however, it did not address the substance of our comment. We therefore reissue our comment. Please provide a robust description of the facts and circumstances whereby all billings were generated and provide the specific authoritative guidance you used in your determination that deferred revenue and the corresponding accounts receivable met the criteria under generally accepted accounting principles to be recorded in your financial statements.

The following language has been added to the Pro Music Rights Inc. audits. The new report is amended, please see note 3 under Deferred Revenue

“The company signs contracts with its customers to use the copyrights musical compositions and has provided the services to its customers based on the signed agreement. Subsequently, the company issue invoices to its customers for the services rendered. However, once there is a doubt about the collectability of the service fees rendered, the company does not recognize the revenues immediately, and record the revenues as deferred until collection of the dues, otherwise to be written-off, and the company management is taking all necessary actions towards collection of its fees.”

The new report is amended, please see note 3 under Deferred Revenue

Comment 6

We note your response to comment 6; however, we do not see where your auditor has included a report date in accordance with Rule 2-02 of Regulation S-X. We therefore reissue the comment. Please have your auditor amend their report to include the report date.

The report date has been added, dated October 22, 2022.
Comment 7 Please file your auditor's currently dated consent (Exhibit A-11) for Nuvus Gro Corp in the next amendment.	An updated consent has been added.

Comment 8

We note your revised disclosure in response to comment 8; however we still note multiple references to "selling securityholders" and "selling shareholders" throughout your offering circular. Please revise to remove such references.

This had been amended throughout the Offering Circular. All references to “Selling Shareholder” or “Selling Securityholder” has been revised to make clear that Jake P. Noch Family Office, LLC is the sole selling shareholder. Furthermore, language has been added in several places to identify Jake Noch as the sole beneficiary of Jake P. Noch Family Office, LLC - as well as DIrector, CEO, and majority Shareholder of the Company.